SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
             TEL 212 930 9700 FAX 212 930 9725 EMAIL: INFO@SRFF.COM


                                                              December 23, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mail Stop 6010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Attn:    Mr. Kevin L. Vaughn, Reviewing Accountant
                  Mr. David Burton, Staff Accountant

         Re:      Phantom Fiber Corporation
                  Form 10-KSB for the year ended December 31, 2004 Filed April 15, 2005
                  File No. 1-15627

                  Form 10-QSB for the quarter ended June 30, 2005
                  Filed August 15, 2005
                  File No. 1-15627
Gentlemen:

      This firm represents Phantom Fiber Corporation (the "Company") in connection with the above referenced matters. On behalf of the Company, we make the following representations:

      The Company is responsible for the adequacy and accuracy of the disclosure in the subject filing;

      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                                     Sincerely,

                                                     /s/ THOMAS A. ROSE

                                                     Thomas A. Rose